FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 March 31, 2005

                       Commission File Number: 333-121627

                              HARVEST ENERGY TRUST

             (Exact name of registrant as specified in its charter)

                        SUITE 2100, 330 - 5TH AVENUE S.W,
                        CALGARY, ALBERTA, CANADA T2P 0L4
                                 (403) 265-1178

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [_]                Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                      No  [_]

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-34779
                                             -------------

EXHIBIT     TITLE
-------     -----

1 Complete Annual Report of Harvest Energy Trust for the year ended December 31, 2004.

2 Material Document - Trust Indenture between Harvest Operations Corp. and Valiant Trust Company dated January 1, 2004.

3 Material Document - Indenture between Harvest Energy Trust, Harvest Operations Corp. and Valiant Trust Company in connection with the first series of convertible debentures dated January 29, 2004

4 Material Document - Indenture between Harvest Energy Trust, Harvest Operations Corp. and Valiant Trust Company in connection with the second series of convertible debentures dated August 10, 2004.

5     Material Document - Provisions attaching to the Exchangeable Shares,
      Series 1

6 Material Document - Support Agreement between Harvest Energy Trust, Harvest Operations Corp., Harvest Exchangeco Ltd. and Valiant Trust Company pertaining to the Exchangeable Shares.

7 Material Document - Voting and Exchange Trust Agreement between Harvest Energy Trust, Harvest Operations Corp., Harvest Exchangeco Ltd. and Valiant Trust Company pertaining to the Exchangeable Shares.

8     Material Document - Trust Unit Rights Incentive Plan of Harvest Energy
      Trust

9     Material Document - Unit Award Incentive Plan of Harvest Energy Trust

10    Form 52-109FT2 - CEO Certification of Annual Filings during Transition
      Period.

11    Form 52-109FT2 - CFO Certification of Annual Filings during Transition
      Period.

                                 SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    HARVEST ENERGY TRUST
                                    (Registrant)

Date:    March 30, 2005             By: /s/ David Rain
                                        ------------------
                                        David Rain
                                        Vice President & Chief Financial Officer

                                INDEX TO EXHIBITS
                                -----------------



EXHIBIT     TITLE
-------     -----

1 Complete Annual Report of Harvest Energy Trust for the year ended December 31, 2004.

2 Material Document - Trust Indenture between Harvest Operations Corp. and Valiant Trust Company dated January 1, 2004.

3 Material Document - Indenture between Harvest Energy Trust, Harvest Operations Corp. and Valiant Trust Company in connection with the first series of convertible debentures dated January 29, 2004

4 Material Document - Indenture between Harvest Energy Trust, Harvest Operations Corp. and Valiant Trust Company in connection with the second series of convertible debentures dated August 10, 2004.

5     Material Document - Provisions attaching to the Exchangeable Shares,
      Series 1

6 Material Document - Support Agreement between Harvest Energy Trust, Harvest Operations Corp., Harvest Exchangeco Ltd. and Valiant Trust Company pertaining to the Exchangeable Shares.

7 Material Document - Voting and Exchange Trust Agreement between Harvest Energy Trust, Harvest Operations Corp., Harvest Exchangeco Ltd. and Valiant Trust Company pertaining to the Exchangeable Shares.

8     Material Document - Trust Unit Rights Incentive Plan of Harvest Energy
      Trust

9     Material Document - Unit Award Incentive Plan of Harvest Energy Trust

10    Form 52-109FT2 - CEO Certification of Annual Filings during Transition
      Period.

11    Form 52-109FT2 - CFO Certification of Annual Filings during Transition
      Period.